Exhibit 99.6

Reed Elsevier N.V. Radarweg 29 1043 NX Amsterdam The Netherlands	T	+	amsterdam Strawinskylaan 10 1077 XZ Amsterdam 31 20 485 7000
	Direct T	+	31 20 485 7620
	F	+	31 20 485 7001
	Direct F	+	31 20 517 7620
	E		thijs.flokstra@ freshfields.com
	W		freshfields.com
	doc id		AMS786459/7
	our ref		TPF/MS
12 January 2009
Dear Sirs,
REED ELSEVIER N.V. — GUARANTEED DEBT SECURITIES
Introduction
1.     We have acted as legal advisers to Reed Elsevier N.V. (the Company) with respect to certain matters of Netherlands law in connection with the Company entering into the Opinion Documents (as defined in the Schedule hereto (the Schedule)).
This opinion letter is delivered to you pursuant to your request.
2.     In rendering the opinions set out below we have examined the documents listed in the Schedule.
3.     Words and expressions defined in the Schedule shall, unless the context otherwise requires, bear the same respective meaning when used in this opinion.
Freshfields Bruckhaus Deringer LLP is a limited liability partnership registered in England and Wales with registered number OC334789. It is regulated by the Solicitors Regulation Authority.
A list of the members (and of the non-members who are designated as partners) of Freshfields Bruckhaus Deringer LLP and their qualifications is available for inspection at its registered office, 65 Fleet Street, London EC4Y 1HS or at the above address. Any reference to a partner means a member, or a consultant or employee with equivalent standing and qualifications, of Freshfields Bruckhaus Deringer LLP or any of its affiliated firms or entities. Freshfields Bruckhaus Deringer LLP’s Amsterdam office includes attorneys, civil law notaries, tax advisers and solicitors.
Freshfields Bruckhaus Deringer LLP has taken over the practice of Freshfields Bruckhaus Deringer with effect from 1 May 2008. Please refer to www.freshfields.com/support/legalnotice for information on the transfer of the business and regulatory information.
Bank account Stichting Derdengelden Freshfields Bruckhaus Deringer LLP 25.60.49.947
Abu Dhabi Amsterdam Bahrain Barcelona Beijing Berlin Bratislava Brussels Cologne Dubai Düsseldorf
Frankfurt am Main Hamburg Hanoi Ho Chi Minh City Hong Kong London Madrid Milan Moscow
Munich New York Paris Rome Shanghai Tokyo Vienna Washington

Limitations
4.     This opinion is subject to the following limitations:
(a)	This opinion is confined to the laws with general applicability (wettelijke regels met algemene gelding) of the Netherlands and, insofar as they are directly applicable in the Netherlands, the European Union, all as they stand as at the date hereof and as such laws are currently interpreted in published authoritative case law of the courts of the Netherlands (Netherlands law); accordingly, we express no opinion with regard to any other system of law (including the law of jurisdictions other than the Netherlands in which our firm has an office), even in cases where, in accordance with Netherlands law, any foreign law should be applied; furthermore, we do not express any opinion on public international law or on the rules of or promulgated under any treaty or by any treaty organisation (except as otherwise stated above).

(b)	We express no opinion on any taxation laws of any jurisdiction (including the Netherlands).

(c)	We express no opinion on any anti-trust, competition, data protection or insider trading laws of any jurisdiction (including the Netherlands).

(d)	We express no opinion that the future or continued performance of a party’s obligations or the consummation of the transactions contemplated by the Opinion Documents will not contravene Netherlands law, its application or interpretation if altered in the future.

(e)	We express no opinion as to the correctness of any representation given by any of the parties (express or implied) under or by virtue of the Documents, save if and insofar as the matters represented are the subject matter of a specific opinion herein.

(f)	In rendering this opinion we have exclusively examined the documents listed in the Schedule and we have conducted such investigations of Netherlands law as we have deemed necessary or advisable for the purpose of giving this opinion letter; as to matters of fact we have relied on the documents listed in the Schedule and any other document we have deemed relevant, and on statements or certificates of public officials.

(g)	We have not been responsible for investigating or verifying the accuracy of the facts (or statements of foreign law) or the reasonableness of any statements of opinion or intention contained in any documents, or for verifying that no material facts or provisions have been omitted therefrom; nor have we verified the accuracy of any assumption made in this opinion letter.

(h)	Netherlands legal concepts are expressed in English terms and not in their original Dutch terms; the concepts concerned may not be identical to the concepts described by the same English terms as they exist in the laws of other jurisdictions.

(i)	This opinion may only be relied upon on the express condition that any issues of the interpretation or liability arising hereunder will be governed by Netherlands law and be brought before a court in the Netherlands.

(j)	This opinion speaks as of the date hereof; no obligation is assumed to update this opinion or to inform any person of any changes of law or other matters coming to our knowledge and occurring after the date hereof, which may affect this opinion in any respect.

(k)	The opinions expressed in this opinion letter have no bearing on declarations made, opinions expressed or statements of a similar nature made by any of the parties in the Opinion Documents.
Assumptions
5.     In rendering this opinion we have assumed that:
(a)	all documents reviewed by us and submitted to us as originals are true, complete and authentic; all documents reviewed by us and submitted to us as facsimile or photocopy are in conformity with the originals and such originals are true, complete and authentic; and the signatures on all such documents are genuine;

(b)	the Opinion Documents examined by us in draft form have been or, as the case may be, will be executed in the form of the drafts examined by us;

(c)	at the time when any Corporate Document was signed, each person who is a party to or signatory of that Corporate Document, as applicable (i) had been validly incorporated, was validly existing and, to the extent relevant in such party’s jurisdiction, in good standing under the laws applicable to such party, (ii) had all requisite power, authority and legal capacity to sign that Corporate Document and to perform all juridical acts (rechtshandelingen) and other actions contemplated thereby and (iii) has validly signed that Corporate Document;

(d)	the Articles of Association have not been amended;

(e)	(i) the Company has not been declared bankrupt (failliet verklaard), (ii) the Company has not been granted a suspension of payments (surseance van betaling), (iii) the Company has not become subject to any of the other insolvency proceedings (together with the proceedings in paragraph (5)(e)(i) and (5)(e)(ii) referred to as the Insolvency Proceedings), (iv) the Company has not been dissolved (ontbonden), (v) the Company has not ceased to exist pursuant to a legal merger or demerger (juridische fusie of splitsing), and (vi) no order for the administration (bewind) of the assets of the Company has been made;

(f)	the Company has complied with its obligations under the Netherlands Works Council Act (wet op de ondernemingsraden) with respect to the transactions contemplated by the Opinion Documents;

(g)	the information set forth in the Extract is accurate and complete on the date hereof;

(h)	the management board of the Company has not adopted (board) regulations ((bestuurs) reglement) containing provisions that would preclude the managing board of the Company from validly adopting the resolutions as set out in the Board Resolutions;

(i)	none of the signatories to the Opinion Documents (in whatever capacity) has a conflict of interest (tegenstrijdig belang) with the Company in relation to the transactions contemplated by the Opinion Documents;

(j)	the entering into the Opinion Documents and the transactions contemplated thereby are in the corporate interests (vennootschappelijk belang) of the Company;

(k)	each of the parties to any of the Opinion Documents (other than the Company) (i) has been validly incorporated, is validly existing and, to the extent relevant in such party’s jurisdiction, in good standing under the laws applicable to such party, (ii) has the power, capacity and authority to enter into, execute and deliver the Opinion Documents to which it is a party and to exercise its rights and perform its obligations thereunder, and (iii) has duly authorised and validly executed and, to the extent relevant, delivered the Opinion Documents to which it is a party;

(l)	each of the Opinion Documents constitutes the legal, valid, binding and enforceable obligations of each party thereto (other than the Company) enforceable against such party in accordance with its terms;

(m)	under any applicable law (other than Netherlands law), (i) the Company has validly executed and, to the extent relevant, delivered, the Opinion Documents and (ii) each of the Opinion Documents constitutes the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms;

(n)	the Opinion Documents properly represent the intentions (wil) of the parties thereto formed free of error, fraud, duress or abuse of circumstances;

(o)	the Company is not required to be licensed pursuant to the Netherlands Financial Supervision Act (Wet op het financieel toezicht); and

(p)	the consent, approval or authorisation of any person and any other step which is required in relation to the execution and, to the extent relevant, delivery of the Opinion Documents and the performance and observance of the terms thereof by the parties has been obtained or taken at the date of this opinion or will be taken in good time and has been or will be maintained, and that none of the transactions will infringe the terms of, or constitute a default under, any agreement or other instrument or obligation to which any party to the Opinion Documents is a party, in such a manner as would entitle any other party to the Opinion Documents to assert that its liability to perform any of its obligations under any of the Opinion Documents was thereby diminished or impaired.
Opinion
6.     On the basis of, and subject to, the foregoing and the matters set out in paragraphs 7 and 8 and any factual matters, documents or events not disclosed to us, we are of the opinion that as at the date hereof:
Status
(a)	The Company has been validly incorporated and is existing as a public company with limited liability (naamloze vennootschap) under Netherlands law.

(b)	The Company has the necessary corporate power to enter into the Opinion Documents and to perform its obligations thereunder.
Enforceability
(c)	The Opinion Documents, when validly executed by all parties thereto, will constitute valid and legally binding obligations of the Company, enforceable in the Netherlands against the Company in accordance with their respective terms.
Qualifications
7.     Our opinion is subject to the following qualifications:
(a)	our opinion is subject to and limited by the provisions of any applicable bankruptcy, insolvency, moratorium, suspension of payments, emergency and other similar rules and laws of general application relating to or affecting generally the enforcement of creditors’ rights and remedies from time to time in effect; no opinion is given or implied herein that if insolvency proceedings would be opened with respect to the Company, such insolvency proceedings would be opened in the Netherlands or be governed by Netherlands law; no opinion is given or implied herein on the effects of any foreign laws that may apply in such insolvency proceedings pursuant to the Insolvency Regulation or otherwise;

(b)	our opinions with respect to the validity or enforceability of the Opinion Documents or any legal act (rechtshandeling) forming part thereof or contemplated thereby are subject to and limited by the protection afforded by Netherlands law to creditors whose interests have been adversely affected pursuant to the rules of Netherlands law relating to (x) unlawful acts (onrechtmatige daden) based on Section 6:162 et seq. of the Netherlands Civil Code (Burgerlijk Wetboek) and (y) fraudulent conveyance or preference (actio pauliana) within the meaning of Section 3:45 of the Netherlands Civil Code (Burgerlijk Wetboek) and/or Section 42 et seq. of the Netherlands Bankruptcy Act (Faillissementswet);

(c)	the terms “enforceable” and “enforceability” as used in this opinion letter indicate that the relevant obligations are of a type for which Netherlands law generally provides a remedy; they do not imply that the obligations and remedies provided in the Opinion Documents would always be enforceable in accordance with their specific terms; enforcement in the courts of the Netherlands will in any event be subject to the acceptance by such courts of jurisdiction, the availability of defences and the nature of the remedies available in the Netherlands courts;

(d)	any enforcement of the Opinion Documents and foreign judgements in the Netherlands will be subject to the rules of civil procedure as applied by the courts of the Netherlands; service of process for any proceedings before the courts of the Netherlands must be performed in accordance with Netherlands rules of civil procedure; the taking of concurrent proceedings in more than one jurisdiction in which Council Regulation (EC) No. 44/2001 of 22 December 2000 on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters (the Council Regulation), the Convention on Jurisdiction and the Enforcement of Judgments in Civil and Commercial Matters of 27 September 1968 (as amended), or the 1988 Lugano Convention on Jurisdiction and the Enforcement of Judgments in Civil and Commercial Matters (together the Conventions), is applicable, may be precluded by Article 27 of the Council Regulation or Article 21 of the Conventions; as regards jurisdiction generally, the courts of the Netherlands have powers to stay proceedings if concurrent proceedings are brought elsewhere; furthermore, the ability of any party to assume control over another party’s proceedings before the courts of the Netherlands may be limited by Netherlands rules of civil procedure;

(e)	the concept of “delivery” of a document is not known under Netherlands law and, therefore, delivery of a document is not required under Netherlands law in order to render a document valid, legally binding and enforceable;

(f)	it is uncertain under Netherlands law whether, upon the enforcement of a money judgment expressed in a foreign currency against assets situated in the Netherlands by way of an enforced sale (executieverkoop), proceeds can be obtained in such foreign currency;

(g)	if Insolvency Proceedings would be opened with respect to the Company under Netherlands law, claims of which payment is sought from the estate (and not from the enforcement of collateral security) in any currency other than Euro must be valued on the basis of the exchange rate prevailing on the date on which such Insolvency Proceedings are opened;

(h)	no opinion is given herein with respect to the validity and effect of any provision in the Opinion Documents excluding the right of any party thereto to claim the nullity or the dissolution thereof;

(i)	the Company may in certain circumstances have to comply with reporting requirements in connection with payments made to and by the Company under the Opinion Documents pursuant to the Financial Foreign Relations Act 1994 (Wet financiële betrekkingen buitenland 1994) and the rules promulgated thereunder;

(j)	any provision in the Opinion Documents to the effect that such agreements or any of the provisions thereof shall be binding on the assigns (rechtsopvolgers niet onder algemene titel) of any party thereto may not be enforceable in the Netherlands against any such assign in the absence of any further agreement to that effect with any such assign;

(k)	a power of attorney (volmacht) or mandate (lastgeving) (i) can under Netherlands law only be made irrevocable to the extent its object is the performance of juridical acts (rechtshandelingen) in the interest of the representative appointed thereby or of a third party (and subject to the power of the court to amend or disapply the provisions by which it is made irrevocable for serious reasons (gewichtige redenen) and (ii) will terminate or become ineffective upon Insolvency Proceedings being opened under Netherlands law with respect to the issuer thereof (irrespective of the law applicable to the power of attorney);

(l)	no opinion is given herein with respect to (i) any authorisation which any of the parties to the Opinion Documents (other than the Company) may require under the Netherlands Financial Supervision Act (Wet op het financieel toezicht) or the Trust Offices Supervision Act (Wet toezicht trustkantoren) in order to perform the activities and services contemplated by the Opinion Documents or (ii) the consequences of the lack of such authorisation on any of the Opinion Documents;

(m)	with respect to the obligations of the Company under any of the Opinion Documents, the courts of the Netherlands may (i) apply Netherlands law in a situation where those rules are mandatory irrespective of the law otherwise applicable to that Opinion Document, (ii) give effect to the mandatory rules or the law of any other country with which the situation has a close connection, if and insofar as, under law of such country, those rules must be applied whatever the law applicable to that Opinion Document, (iii) refuse the application of a rule of the law of any country otherwise applicable to that Opinion Document, if such application is manifestly incompatible with the public policy (“ordre public”) of the Netherlands and (iv) have regard to the laws of the country in which performance takes place as to the manner of performance and the steps to be taken in the event of defective performance; and

(n)	the opinion and other statements expressed herein relating to the Opinion Documents are subject to the qualification that as Dutch lawyers we are not qualified or able to assess the true meaning and purport under applicable law (other than Netherlands law) of the terms of the Opinion Documents and the obligations thereunder of the parties thereto, and we have made no investigation of such meaning and purport; our review of the Opinion Documents and any other documents subject or expressed to be subject to any law other than Netherlands law has therefore been limited to the terms of such documents as they appear to us on the basis of such review and only in respect of any involvement of Netherlands law.
Benefit of opinion
8.     This opinion is addressed to you solely for your own benefit in relation to the transactions contemplated by the Opinion Documents and, except with our prior written consent, is not to be transmitted or disclosed to or used or relied upon by any other person or used or relied upon by you for any other purpose. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the captions “Legal Matters” in the prospectus supplement constituting a part of the Registration Statement.

Yours faithfully,
/s/ Freshfields Bruckhaus Deringer LLP
Freshfields Bruckhaus Deringer LLP

THE SCHEDULE
(a)	a facsimile copy of an extract from the Commercial Register of the Amsterdam Chamber of Commerce (the Commercial Register) dated 7 January 2009 relating to the Company, and confirmed upon our request by the Commercial Register by telephone to be correct as at the date hereof (the Extract);

(b)	a facsimile copy of the deed of incorporation of the Company dated 23 January 1979;

(c)	a facsimile copy of the articles of association of the Company dated 4 January 2008 which, according to the Extract, are the Company’s articles of association currently in force and effect (the Articles of Association);

(d)	a copy of the registration statement under the Securities Act of 1933 (the Registration Statement);

(e)	a copy of the indenture made between JPMorgan Bank, N.A. (formerly The Chase Manhattan Bank), as trustee, the Issuer, REPLC and the Company and dated as of 9 May 1995 (the Indenture) and a copy of each supplemental indenture thereto (being the Supplemental Indenture No 1 executed and delivered on March 2, 1998, the Supplemental Indenture No 2 executed and delivered on May 26, 1998, the Third Supplemental Indenture executed and delivered on February 21, 2001 and the Fourth Supplemental Indenture executed and delivered on July 25, 2001);

(f)	the form of fifth supplemental indenture in relation to the Indenture with, inter alios, Reed Elsevier Capital Inc. as issuer and the Company and Reed Elsevier PLC as guarantors; and

(g)	the form of debt security in relation to the Indenture with Reed Elsevier Capital Inc. as issuer and the Company and Reed Elsevier PLC as guarantors.
The documents referred to above in items (b) to (g) (inclusive) are herein referred to as the Documents; the documents referred to above in items (b) to (c) (inclusive) are herein referred to as the Corporate Documents; and the documents referred to above in items (f) and (g) are herein referred to as the Opinion Documents.